

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, New York 11716

> **Re: Scientific Industries, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2023**
> **Filed March 29, 2024**
> **File No. 000-06658**

Dear Helena R. Santos:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services